

March 10, 2011

Mr. Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
101 Hangar Road
Avoca, Pennsylvania 18641

> Re: **Saker Aviation Services, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52593**

Dear Mr. Ricciardi:

We have reviewed your response letter dated February 28, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Audited Financial Statements

Balance Sheet, page 20

1. We note from your response to our prior comment number two that the management fee paid to your non-controlling interest is recorded in SG&A and is not being accounted for as a capital contribution; however, your response to our prior comment number four in the letter dated January 13, 2011 indicates that the increase in non-controlling interest in

fiscal 2009 of $212,961 (with a similar type entry in fiscal 2010) was received in the form of accrued fees. In this regard, please clarify for us the nature of the 'accrued fees' in light of your statement that such amounts are not related to management fees paid to your non-controlling interest. If the accrued fees are related to amounts contributed by the non-controlling interest for elements of the capital improvements program, please revise your notes to the financial statements to clearly state so and disclose the nature, terms and accounting treatment for such amounts given its significance to your balance sheet.

Notes to the Financial Statements

Note 5. Sale of Subsidiary, page 27

2. We note from your response to our prior comment five that you considered NWJC to be a separate entity from Airborne and therefore not part and parcel of the divested discontinued operations. Further, you responded that you treated the sale of NWJC as similar to the sale of any other assets. Please explain to us why you believe it was appropriate to consider the sale of NWJC as the sale of an asset rather than as the sale of a component of an entity and included in discontinued operations under the guidance in ASC 205-20-45.

Item 9A(T). Controls and Procedures, page 40

3. We note your response to our prior comment seven but do not believe it appropriately responds to our comment. As previously requested, please review your conclusion on internal controls over financial reporting and your conclusion on disclosure controls and procedures for the period ended December 31, 2009 and tell us if you believe that the conclusion for both of these areas should be effective or ineffective for that reporting period.   If your conclusion is effective for both disclosure controls and procedures and internal controls over financial reporting, please explain to us in sufficient detail, how you were able to arrive at that conclusion in light of the significant deficiencies disclosed on page 40. If your conclusion is that the controls over financial reporting and/or the disclosure controls and procedures are ineffective, please revise your filing to clearly disclose this conclusion.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(570) 451-0952